October 30, 2013
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-7010

RE:	Crane Co. Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File Number: 1-01657

Dear Mr. O’Brien:
In connection with your review of the Crane Co. (the “Company”) Form 10-K for the year ended December 31, 2012, we respectfully submit the following responses to the comments included in your letter of October 16, 2013. Each of the Staff’s comments are restated in bold with our response to the comment following immediately thereafter in italics.
We understand that you will be reviewing our responses and may have additional comments.  We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

1.     In your discussion and analysis of results of operations regarding material changes in your total net sales, total segment operating profit, net sales by segment and operating profit by segment, you cite several references to higher sales volume, unfavorable sales mix and higher raw material costs as contributing factors regarding these changes. In future filings, please expand your discussion to quantify the effects of sales volume, sales prices, raw material prices and related product sales mix, to the extent possible, and explain the underlying causes to allow the reader to assess the relative importance and overall significance. Where you discuss a shift in product mix, provide a detailed explanation of the nature of the shift and underlying reasons. Address the expected future impact of related trends. Please provide us with a draft disclosure on your 2012 operating results that is responsive to this comment. Refer to Section 501.04 of the Codification of Financial Reporting Policies and SEC Release 33-8350.

RESPONSE:
In future filings, and beginning with the Company’s third quarter Form 10-Q, we will expand our discussion to quantify the factors contributing to changes and, to the extent possible, the underlying causes, in our results from prior periods. As requested, below is revised example of disclosure relative to the 2012 operating results that is responsive to the staff’s comment for those areas which would be associated with the expanded discussion (we have extracted a portion of the actual disclosure from the Company’s 2012 Form 10-K and have underlined the additional disclosure for the convenience of the Staff; the headings used below describe the locations from which those selections were chosen). Please note that subsequent to our filing the Form 10-K for the year December 31, 2012, and beginning in the first quarter of 2013, the Controls segment (consisting of the Barksdale and Crane Environmental businesses) is included in the Fluid Handling segment. We advise the staff that our “Outlook” section is developed and presented to enable readers to understand our expectations for the coming period. We further advise the Staff that the “Overall Results” section was developed and presented to enable the reader to understand which segments are driving the period over period changes to the results. Thereafter, we provide the reader with a view of the segment level performance to convey a more robust description of the underlying reasons for such changes. We have focused our example expanded disclosure in response to the Staff’s request at the segment level.
From the Overall Results Section
2012 compared to 2011
Sales in 2012 increased $79 million, or 3%, to $2.579 billion compared with $2.500 billion in 2011. The sales increase was driven by an increase in core business sales of $105 million (4%) and a net increase in revenue from acquisitions and dispositions of $12 million (1%), partially offset by unfavorable foreign exchange of $38 million (2%). Our Aerospace & Electronics segment reported a sales increase of $24 million, or 3%. Our Aerospace Group had a 5% sales increase in 2012 compared to the prior year, reflecting $15 million of higher original equipment manufacturer (“OEM”) and $5 million of higher aftermarket product sales. The Electronics Group experienced a 1% sales increase ($4 million) due to higher core sales of our Microwave and Power Solutions products. In our Engineered Materials segment, sales decreased 2%, reflecting $7 million of lower sales to our transportation-related customers and $5 million of lower sales to our international customers, partially offset by $8 million of higher sales to RV manufacturers. Merchandising Systems segment revenue decreased 1% in 2012 reflecting $6 million of unfavorable foreign exchange partially offset by $4 million of higher core sales from our Payment and Vending Solutions businesses. Our Fluid Handling segment reported a core sales increase of $73 million or 6%, primarily reflecting sales growth of $49 million in our Crane ChemPharma & Energy Flow Solutions business due to strong demand in the North America chemical industry as well as $34 million of higher sales in our Crane Supply business resulting from increases in commercial construction and mining activity in Canada, partially offset by $11 million of lower sales in our Building Services and Utilities business driven primarily by a softer commercial building construction end market in the United Kingdom and Europe.
Total segment operating profit increased $9 million, or 2%, to $375 million in 2012 compared to $367 million in 2011. Total segment operating profit in 2012 included $20.6 million of restructuring and related charges and $3.9 million of non-deductible transaction costs associated with the pending acquisition of MEI. Reflecting these charges, total segment operating margins decreased to 14.6% in 2012 compared to 14.7% in 2011.
The increase in segment operating profit over the prior year was driven by increases in operating profit in our Aerospace & Electronics, Merchandising Systems and Controls segments, partially offset by decreases in our Engineered Materials and Fluid Handling segments. Our Aerospace & Electronics operating profit was $10 million, or 7%, higher in 2012 compared to the prior year; our Merchandising Systems segment was $3 million, or 11%, higher in 2011 compared to the prior year; our Controls segment operating profit was

$2 million, or 14%, higher in 2012 compared to the prior year; our Engineered Materials segment was $5 million, or 18%, lower in 2012 compared to the prior year and our Fluid Handling segment was $2 million, or 1%, lower compared to the prior year. The improvement in the Aerospace & Electronics segment operating profit primarily reflected $9 million of leverage on higher sales volume. The operating profit increase in our Merchandising Systems segment is primarily due to $4 million of productivity gains, the absence of a $1.7 million non-recurring purchase accounting charge associated with our Money Controls acquisition in 2011 and the $3 million impact of higher sales volume, partially offset by $4 million of restructuring and related charges recorded in the second quarter of 2012, and the costs to settle a lawsuit in the first quarter of 2012. Operating profit in our Engineered Materials segment decreased due to $2 million in lower sales, $3 million of higher raw material costs and $4 million of restructuring and related charges, largely offset by $4 million of effective cost controls. The decrease in our Fluid Handling segment's operating profit primarily reflected $13 million of restructuring and related charges and $1 million of unfavorable foreign exchange, partially offset by $14 million of margin from the higher core sales which included higher manufacturing costs in certain European manufacturing operations.
Within Aerospace & Electronics section
Aerospace Group sales in 2012 by the four solution sets were as follows: Landing Systems, 34%; Sensing and Utility Systems, 33%; Fluid Management, 23%; and Cabin Systems, 10%. The commercial market accounted for 78% of Aerospace Group sales in 2012, while sales to the military market were 22% of total Aerospace Group sales. During both 2012 and 2011, sales to OEMs and aftermarket customers were 59% and 41%, respectively.
Aerospace Group sales increased 5% from $417 million in 2011 to $437 million in 2012. The increase in 2012 was due to higher OEM sales which increased $15 million, or 6%, to $260 million in 2012 from $246 million in 2011, primarily due to higher commercial product sales associated with large commercial transport and business jets, both of which have benefited from increased passenger air travel and higher air cargo volumes. In addition, the sales increase was attributable to higher aftermarket product sales which increased $5 million, or 3%, to $177 million in 2012 from $172 million in 2011 primarily due to higher modernization and upgrade (“M&U”) products sales, and, to a lesser extent, higher repair and overhaul sales. M&U product sales in 2011 and 2012 included approximately $12 million related to a carbon brake upgrade program for the U.S. Air Force C-130 aircraft. The C-130 upgrade program was completed in the fourth quarter of 2012.
Aerospace Group operating profit increased 14% over the prior year, primarily due to $8 million of lower engineering expense resulting from the completion of certain development programs and $7 million from the leverage on higher sales volume. Aerospace engineering expense was about 8% of sales in 2012 versus 11% in 2011. Total engineering expense for the Aerospace Group was $36 million in 2012 compared to $44 million in 2011. Engineering expense will increase or decrease from time-to-time depending on the timing of program wins and the nature and amount of required engineering resources.
Electronics Group sales increased 1% from $261 million in 2011 to $264 million in 2012. The slight core sales increase reflects higher sales of our Microwave and Power Solutions products, partially offset by lower sales of our Microelectronics Solutions products. The increase in Power Solutions product sales reflects an increase in demand from the defense and space markets, which have been an area of continued investment on behalf of the U.S. government, primarily in the surveillance and reconnaissance end markets. The decrease in Microelectronics product sales reflects lower sales to medical device customers as a result of lower levels of their end products sales.
Electronics Group operating profit decreased 11% over the prior year reflecting $2 million of unfavorable sales mix shift toward engineering sales targeted on new programs and medical device sales, both of which are sold at lower margins, and $3 million of higher manufacturing costs, partially offset by $1 million from the impact of the higher sales volume.
Within Engineered Materials section
Sales decreased $4 million, or 2%, reflecting lower sales to our domestic transportation-related and international customers, partially offset by higher sales to RV manufacturers. We experienced an $8 million, or 10%, sales increase to our traditional RV manufacturers reflecting an increase in demand for our RV related applications as RV OEM build rates improved, with strength in both dealer and retail demand in the second half of 2012. We believe this to be in direct response to increased consumer confidence in North America as the U.S. economy continues to recover. In addition, sales to our building product customers were flat, reflecting continued soft commercial construction markets. Sales to our transportation-related customers decreased by $7 million, or 16%, due to difficult competitive conditions. Sales to our international customers decreased by $5 million, or 30%, partly due to softness in our European market and the closure of a small manufacturing facility in the United Kingdom.
Operating profit in our Engineered Materials segment decreased $5 million, or 18%. The primary drivers of this decline were $2 million from lower sales, $3 million related to higher raw material costs, reflecting rising prices for our primary raw materials (resin and styrene), and restructuring and related charges of $4 million recorded in 2012 ($1 million was related to the write-down of inventory resulting from the closure of a product line). These unfavorable changes were partially offset by effective cost management efficiencies of $4 million, which were largely related to material productivity gains as we continue to improve yield rates in our manufacturing processes. Our restructuring and related actions include the closure of the aforementioned manufacturing facility in the United Kingdom, which had total sales of $8 million in 2011.
Within Merchandising Systems section
Sales decreased $2 million, or 1%, compared to the prior year, including unfavorable foreign currency translation of $6 million, or 2%, partially offset by a core sales increase of $4 million, or 1%. The increase in core sales reflected higher sales in our Vending Solutions businesses, particularly to bottlers. We also experienced higher core sales in our Payment Solutions business reflecting higher volume in the both the vending and retail vertical end markets. The increase in the vending market was driven primarily by share gains in Europe. The increase in the retail market was driven by higher sales to self check-out OEM customers, reflecting their increased share gains at key target retail accounts.
Operating profit of $34 million increased 11% in 2012 compared to 2011. The operating profit increase is primarily due to $4 million in productivity gains, driven by focused efforts to reduce material and headcount costs in our North American Vending business. Also contributing to the change was the absence of a $1.7 million non-recurring purchase accounting charge associated with our Money Controls acquisition in 2011 and the $3 million impact of higher sales volume in our vending and retail vertical markets in our Payment

Solutions business, partially offset by $4 million of restructuring and related charges recorded in 2012 as well as, to a lesser extent, costs to settle a lawsuit in 2012.
Within Fluid Handling section
Sales increased $55 million, or 5%, including a core sales increase of $73 million, or 6%, and an increase in sales from the acquisition of W.T. Armatur GmbH & Co. KG (“WTA”) of $12 million, or 1%, partially offset by unfavorable foreign currency translation of $30 million, or 3%. Backlog was $327 million at December 31, 2012, an increase of 4% from $314 million at December 31, 2011.
Crane Valve Group (“Valve Group”) includes the following businesses: Crane ChemPharma & Energy Flow Solutions and Building Services & Utilities. Valve Group sales increased 3% to $888 million in 2012 from $864 million in 2011, including a core sales increase of $39 million, or 5%, and an increase in sales from the acquisition of WTA of $12 million, or 1%, partially offset by unfavorable foreign currency translation of $26 million, or 3%, as both the euro and the British pound weakened against the U.S. dollar. The Crane ChemPharma & Energy Flow Solutions business experienced a significant increase in core sales of $49 million reflecting strong demand in the North America chemical industry, primarily reflecting higher investment in downstream chemical applications, as well as targeted price increases, partially offset by the aforementioned unfavorable foreign exchange and weaker end markets in Europe. Building Services & Utilities core sales decreased $11 million, driven by a decline in volume, primarily reflecting a softer commercial building construction end market in the United Kingdom and weaker end markets in Europe and, to a lesser extent, unfavorable foreign exchange.
Crane Pumps & Systems sales of $83 million were flat in 2012 compared to 2011, with market declines in both the residential and municipal markets being offset by share gain initiatives in the commercial building and municipal market. Share gains were driven by new product introductions as well as expanding channel access for existing products.
Crane Supply revenue increased $30 million to $224 million, or 15% in 2012, from $194 million in 2011 due to $35 million of higher sales volume reflecting strong market growth in commercial construction starts in Canada and, to a lesser extent increased mining activity, partially offset by unfavorable foreign exchange as the Canadian dollar weakened against the U.S. dollar.
Fluid Handling operating profit decreased $2 million, or 1%, compared to 2011. On the $73 million of higher core growth reference above, approximately $14 million of operating profit was generated, which included higher than expected manufacturing costs in certain European manufacturing operations. In response to the higher manufacturing costs which resulted in lower than expected profit on the higher core sales, repositioning actions were executed in the second quarter which resulted in restructuring and related charges of $13 million in 2012 designed to reduce our European cost base. In addition, there was a $1 million unfavorable impact of foreign exchange.

Goodwill and Other Intangible Assets, page 34

2.     As you describe in your impairment assessment of goodwill and in Note 1 – Significant Accounting Policies, page 48, for intangible assets please provide expanded, quantified disclosure providing investors with more insight into the assumptions used in your assessment of the factors that could indicate that an impairment may exist, including the following disclosures where material:

•	how the assumptions compare to recent operating performance,

•	the basis for any assumptions that differ significantly from recent operating performance, including net sales trend and growth rate and operating margin,

•	the sensitivity of the results of your impairment assessment to the assumptions, and

•	the potential impact on future operations.

Refer to Section 501.14 of the Codification of Financial Reporting Policies.
Please also tell us whether you have any material intangible assets that have either generated losses or have significantly underperformed. Further, quantify for us the amounts of any intangible assets recorded by your Fluid Handling segment that incurred the restructuring for which recoverability may be at risk. If an impairment of those assets could reasonably be expected to materially impact quarterly or annual consolidated or segment operating results, provide us your recoverability analysis. See Section 501.02 of the Codification of Financial Reporting Policies that requires disclosure of material uncertainties, including the recoverability of assets.

RESPONSE:
In future filings, and beginning with the Company’s Form 10-Q for the quarter ended September30, 2013, we expect to provide expanded disclosure in response to the staff’s request as drafted below (we have extracted a portion of the current disclosure from the Company’s 2012 Form 10-K and have underlined the additional disclosure for the convenience of the Staff):
Within the Goodwill and Other Intangible Assets section (page 34)
As of December 31, 2012, we had $126 million of net intangible assets of which $31 million were intangibles with indefinite useful lives, consisting of trade names. We amortize the cost of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Indefinite lived intangibles are tested annually for impairment, or when events or changes in circumstances indicate the potential for impairment. If the carrying amount of the indefinite lived intangible exceeds the fair value, the intangible asset is written down to its fair value. Fair value is calculated using discounted cash flows.
In addition to annual testing for impairment of indefinite-lived intangible assets, the Company reviews all of its long-lived assets, including intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Examples of events or changes in circumstances could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset or asset group, or a current expectation that an asset or asset group will be sold or disposed of before the end of its previously estimated useful life. Recoverability is based upon projections of anticipated future undiscounted cash flows associated with the use and eventual disposal of the long-lived asset (or asset group), as well as specific asset appraisal in certain instances. Reviews occur at the lowest level for which identifiable cash flows are largely independent of cash flows associated with other long-lived assets or asset groups and include consideration of estimated future revenues, gross profit margins, operating profit margins and capital expenditures which are based on the businesses’ strategic plans and long-range planning forecasts, which change from year to year. The revenue growth rates included in the forecasts represent our best estimates based on current and forecasted market conditions, and the profit margin assumptions are based on the current cost structure and anticipated net cost increases/reductions. There are inherent uncertainties related to these assumptions, including changes in market conditions, and management’s judgment in applying them to the analysis. If the future undiscounted cash flows are less than the carrying value, then the long-lived asset is considered impaired and a charge would be taken against net earnings based on the amount by which the carrying amount exceeds the estimated fair value. Judgments that the Company makes which impact these assessments relate to the expected useful lives of long-lived assets and the Company’s ability to realize any undiscounted cash flows in excess of the carrying amounts of such assets. Such judgments are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Since judgment is involved in determining the fair value of long-lived assets, there is risk that the carrying value of our long-lived assets may require adjustment in future periods. Historical results to date have generally approximated expected cash flows for the identifiable cash flow generating level. The Company believes that there have been no events or circumstances which would more likely than not reduce the fair value of its indefinite-lived and amortizing intangible assets.
With regard to the second portion of staff’s comment #2 above, we do not have any material intangible assets that have generated losses, nor any which have significantly under-performed. Please note that our proposed prospective revised disclosure above addresses that point, as well. In addition, specific and related to the restructuring charges recorded within our Fluid Handling segment in 2012, there are no intangible assets for which we believe recoverability may be at risk. The restructuring actions and associated charges (none of which affected the recoverability of any of the intangible assets in the segment) were designed to further improve the operating performance within the Fluid Handling segment; the improved performance has been realized as evidenced by the significant operating margin improvements reported since the restructuring actions.

In connection with our responses the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Your comments or the Company's changes to its disclosures in response to your letter do not foreclose the Commission from taking any action with respect to the Company's filings, and

•	The Company will not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. In the event you have any additional questions, please do not hesitate to contact me directly at
(203) 363-7240.

Respectfully,

Richard A. Maue
VP Chief Financial Officer

Copy to:
Thomas D’Orazio
Alfred Pavot